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                                                          OMB APPROVAL
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                                                OMB Number:          3235-0145
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*



                           Rudolph Technologies, Inc.
------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   781270 10 3
------------------------------------------------------------------------------
                                 (CUSIP Number)

                                    12/31/01
------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [_]     Rule 13d-1(b)

 [_]     Rule 13d-1(c)

 [X]     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1745 (6-00)



                               Page 1 of 8 pages

CUSIP No.   781270 10 3
--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).
            Riverside Rudolph, L.L.C.
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

            (a) [_]

            (b) [X]
--------------------------------------------------------------------------------
      3.    SEC Use Only

--------------------------------------------------------------------------------
      4.    Citizenship or Place of Organization   United States-DE
--------------------------------------------------------------------------------

   NUMBER OF         5.    Sole Voting Power           0
    SHARES           -----------------------------------------------------------
 BENEFICIALLY        6.    Shared Voting Power         0
 OWNED BY EACH       -----------------------------------------------------------
   REPORTING         7.    Sole Dispositive Power      0
    PERSON           -----------------------------------------------------------
     WITH:           8.    Shared Dispositive Power    0
--------------------------------------------------------------------------------
       9.   Aggregate Amount Beneficially Owned by Each Reporting Person    0

      10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

      11.   Percent of Class Represented by Amount in Row (9)     0%
--------------------------------------------------------------------------------
      12.   Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
            00

--------------------------------------------------------------------------------



                                Page 2 of 8 pages

CUSIP No.   781270 10 3
--------------------------------------------------------------------------------
      1.    Names of Reporting Persons.
            I.R.S. Identification Nos. of above persons (entities only).

            Paul Craig
--------------------------------------------------------------------------------
      2.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a) [_]

           (b) [X]
--------------------------------------------------------------------------------
      3.   SEC Use Only
--------------------------------------------------------------------------------
      4.   Citizenship or Place of Organization   United States
--------------------------------------------------------------------------------

   NUMBER OF         5.    Sole Voting Power           155,285
    SHARES           -----------------------------------------------------------
 BENEFICIALLY        6.    Shared Voting Power         0
 OWNED BY EACH       -----------------------------------------------------------
   REPORTING         7.    Sole Dispositive Power      155,285
    PERSON           -----------------------------------------------------------
     WITH:           8.    Shared Dispositive Power    0
--------------------------------------------------------------------------------
     9.    Aggregate Amount Beneficially Owned by Each Reporting Person
           155,285

    10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

    11.    Percent of Class Represented by Amount in Row (9)     0.96%
--------------------------------------------------------------------------------
    12.    Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
      IN

--------------------------------------------------------------------------------


                               Page 3 of 8 pages

CUSIP No.   781270 10 3
--------------------------------------------------------------------------------
     6.    Names of Reporting Persons.
           I.R.S. Identification Nos. of above persons (entities only).

           David Belluck
--------------------------------------------------------------------------------
     7.    Check the Appropriate Box if a Member of a Group (See Instructions)

           (a)    [_]

           (b)    [X]
--------------------------------------------------------------------------------
     3.    SEC Use Only

--------------------------------------------------------------------------------
     4.    Citizenship or Place of Organization   United States

--------------------------------------------------------------------------------
  NUMBER OF        5.    Sole Voting Power           197,407
   SHARES          -------------------------------------------------------------
BENEFICIALLY
  OWNED BY         6.    Shared Voting Power         0
    EACH           -------------------------------------------------------------
  REPORTING
   PERSON          7.    Sole Dispositive Power      197,407
    WITH:          -------------------------------------------------------------

                   8.    Shared Dispositive Power    0
--------------------------------------------------------------------------------
     9.    Aggregate Amount Beneficially Owned by Each Reporting Person  197,407

    10. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

    11.    Percent of Class Represented by Amount in Row (11)     1.2%
--------------------------------------------------------------------------------
    12.    Type of Reporting Person (See Instructions)
--------------------------------------------------------------------------------
    IN

--------------------------------------------------------------------------------



                               Page 4 of 8 pages

Item 1.

       (a)    Name of Issuer

              Rudolph Technologies, Inc.

       (b)    Address of Issuer's Principal Executive Offices

              One Rudolph Road
              Flanders, NJ 07836

Item 2.

       (a)-(c)This Statement is filed by:

              Riverside  Rudolph,  L.L.C.  ("LLC");  David  Belluck
              ("Belluck"); and Paul Craig ("Craig"), who are members of LLC (collectively the "Members").

              The Business Address of LLC and the Members is One Exeter Plaza, Boston, MA 02116; LLC is a Delaware limited liability company; Belluck and Craig are U.S. citizens.

              LLC and the Members are individually referred to herein as "Reporting Person" and collectively, as the "Reporting Persons."

        (d)   Title of Class of Securities

              Common Stock

        (e)   CUSIP Number

                781270 10 3

Item 3.

       N/A

Item 4.      Ownership

       Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

       (a) Amount beneficially owned: See Row 9 for the amount beneficially owned by each Reporting Person

       (b) Percent of class: See Row 11 for the percentage of class beneficially owned by each Reporting Person

       (c) Number of shares as to which the person has: See Rows 5-8 for the voting and dispositive power for each Reporting Person

Item 5.    Ownership of Five Percent or Less of a Class

       If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than
five percent of the class of securities, check the following    [X]

Item 6.    Ownership of More than Five Percent on Behalf of Another Person

           N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

           N/A

Item 8.    Identification and Classification of Members of the Group

       The Reporting Persons may be deemed to be a "group" for the purposes of
Section 13(g) of the Act and the rules thereunder, although each expressly disclaims any assertion or presumption that it or the other person on whose behalf this statement is filed constitute a "group." The filing of this statement should not be construed to be an admission that any of the Reporting Persons is a member of a "group" consisting of one or more of such persons. A copy of the Agreement Relating to Joint Filing of Schedule 13(G) is attached hereto as Exhibit A.
          ---------




                                Page 5 of 8 pages

Item 9.    Notice of Dissolution of Group

           N/A

Item 10.   Certification

           N/A

                                Page 6 of 8 pages

                                    SIGNATURE

       After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set in this statement is true, complete and correct.

Dated:   February 13, 2002





                                            /s/ David Belluck
                                        --------------------------------------
                                        David Belluck, individually,
                                         and on behalf of LLC in his capacity
                                         as a member thereof.

                                           /s/Paul Craig
                                        --------------------------------------
                                        Paul Craig, individually,
                                         and on behalf of LLC in his capacity
                                         as a member thereof.


                               Page 7 of 8 pages

                                                                       EXHIBIT A

               AGREEMENT RELATING TO JOINT FILING OF SCHEDULE 13G

     The undersigned hereby agree that a single Schedule 13G (or any amendment thereto) relating to the Common Stock of Rudolph Technologies, Inc. shall be filed on behalf of each of the undersigned and that this Agreement shall be filed as an Exhibit to such Schedule 13G.

     This Agreement and the filing of the Schedule 13G shall not be construed to be an admission that any of the undersigned is a member of a "group" consisting of one or more of such persons pursuant to Section 13(g) of the Securities Exchange Act of 1934, as amended and the rules thereunder.

Dated:   February 13, 2002





                                           /s/ David Belluck
                                          -------------------------------------
                                           David Belluck, individually,
                                            and on behalf of LLC
                                            in his capacity as a member thereof.

                                           /s/ Paul Craig
                                          -------------------------------------
                                           Paul Craig ,individually,
                                            and on behalf of LLC
                                            in his capacity as a member thereof.


                                Page 8 of 8 pages